SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                                       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: January 23, 2003	By:	/s/ S.J. Cheng
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number	Page

1.1 Press Release	4

Exhibit 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Global Consulting Group

Investor Relations/Media Relations	Investor Relations	Investor Relations

Dr. S.K. Chen	In US:	In Hong Kong:

886-6-507-7712	Mark Jones	Andrew Mak

s.k._chen@chipmos.com.tw	1-212-807 5027	852-2905 3181

	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS Introduces Advanced COF Assembly and Testing
Technology

Tainan, Taiwan, January 23, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS/Bermuda”) today introduced its newly developed COF (Chip on Film) assembly and testing technology with inner lead pitch below 40um at an advanced technology development show held at its Tainan fab. With COF set to become the mainstream assembly technology used for LCD driver ICs going forward, the Company believes its technology leadership in this area will help to further strengthen ChipMOS/Bermuda’s position as the largest LCD driver IC testing and assembly company in Taiwan. The Company also introduced its advanced COF module technologies which have been successfully commercialized and are being used by some of its customers in cellular phone manufacturing. This breakthrough COF technology project, developed by ChipMOS/Bermuda and financially supported by the Taiwanese government, was realized through technological collaboration over more than two years between the Company, its customers and suppliers.

“I am pleased to announce the launch of these innovative technologies and would like to thank all those who have been dedicated to the project over the past two years. The COF assembly and testing technology was developed by ChipMOS and is not license to anyone till now. The COF technology has been qualified by many customers and is now in mass production with 38um inner lead pitch. We are currently developing finer inner lead pitch COF technologies, and expect the COF technology with 30um inner lead pitch to be announced within this year,” said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

COF, with advantages in terms of reducing cost and chip size, is expected to replace TCP as the mainstream LCD driver IC assembly technology in the future. Soaring demand for TFT LCD panels in various end markets is expected to stimulate demand for TFT LCD driver ICs. For example, according to DisplaySearch, the leading flat panel display market research and consulting firm, global demand will result in shipments of LCD monitors increasing by 36.6% from 32.2 million units in 2002 to 44 million units in 2003 By 2006, DisplaySearch projects that shipments of LCD monitors will increase to 113 million units.

“The COF technology we announced today will, I believe, have quite a significant impact on the industry. With the increasing market demand for high resolution and smaller-sized consumer electronics, only COF technologies can satisfy the requirements of these high-end products. COF technology is well known for its high pin counts and fine inner lead pitch. It can supply higher resolution with more I/Os in a single chip as requested by the application. In addition, COF tape is more flexible to be wrapped around the panel to further reduce the dimension of the finished panel. ChipMOS, currently the largest LCD driver IC assembly and testing company in Taiwan with a capacity of 18 million units per month and customers in Taiwan, Japan, Korea, USA and Hong Kong, is well positioned to benefit from these developments,” continued S.J. Cheng.

In addition to the COF technology, the high-end COF module technology developed by ChipMOS/Bermuda and displayed at the advanced technology show, can satisfy the integration and modularization requirements of consumer electronics, the end products in which COF modules are used. The Company’s in-house developed COF modules have been applied for use in cellular phones and have received high recognition from our customers. With strong demand for increasingly complex handsets, the Company believes that there will be significant business opportunities for COF modules in the near future. According to Daiwa Research Institute, the market demand for cellular phones will increase from 400 million units in 2002 to 440 million units in 2003.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

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